Exhibit 5.02
AMENDMENT TO EMPLOYMENT AGREEMENT
THIS AMENDMENT TO EMPLOYMENT AGREEMENT (“Amendment”) is made and entered into effective as of January 31, 2008 (the “Effective Date”), by and between Newpark Resources, Inc., a Delaware corporation (the “Company”) and Sean Mikaelian, an employee and executive officer of the Company (“Executive”).
WHEREAS, the Company and the Executive have previously entered into that certain Employment Agreement dated May 18, 2006 (the “Employment Agreement”) setting forth the terms and conditions under which the Executive shall be employed by the Company and serve as the President of Newpark Mats and Integrated Services (“Newpark Mats”); and
WHEREAS, due to an extended illness suffered by Executive, the Executive has requested, and the Company has agreed to provide to Executive, a formal leave of absence from his duties and responsibilities at the Company; and
WHEREAS, the Company and Executive desire to enter into this Amendment to set forth the terms of such leave of absence (“Leave of Absence”) and amendments to the Employment Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, by good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the parties hereby agree as follows:
1. Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Employment Agreement.
2. Leave of Absence.
(a) The Leave of Absence shall commence on the Effective Date and shall continue until July 31, 2008. On or before July 31, 2008, the Company and Executive will reassess Executive’s status and availability and mutually agree as to whether and, if so agreed, in what capacity Executive will return to the Company. Alternatively, at such time, (i) the parties may agree to extend the Leave of Absence, or (ii) Executive’s employment may be terminated on the basis of his “Total Disability” in accordance with the terms and provisions of the Employment Agreement.
(b) During the Leave of Absence, Executive shall continue to receive his Base Salary and will remain eligible to participate in the Company’s employee benefit plans and programs as contemplated by Section 1.2(f) of the Employment Agreement.
(c) Executive shall not be eligible to participate in or earn any incentive compensation under the EICP, LTIP or other incentive compensation programs as may be adopted by the Company during 2008 unless Executive resumes full-time employment with the Company during 2008, in which event, subject to the review and approval of the Compensation Committee of the Company’s Board of Directors and the satisfaction of any applicable performance criteria, the Executive may be eligible for prorated awards under such incentive plans. The foregoing shall not affect Executive’s right to receive or the Company’s obligation to deliver any awards earned by Executive pursuant to grants made prior to the Effective Date under the EICP, LTIP or other incentive compensation plans.

(d) During the Leave of Absence, Executive will not be eligible to receive awards of stock options, restricted stock or other equity awards under the Company’s Plans. Notwithstanding the foregoing, any such existing equity awards shall continue in effect and shall continue to vest during the Leave of Absence.
3. Amendment to Employment Agreement. Executive and Company acknowledge and agree that the Leave of Absence and actions taken in connection therewith effectively modify the provisions of the Employment Agreement and require certain amendments to the Employment Agreement. Accordingly, the parties have agreed to amend the Employment Agreement as follows:
(a) Commencing with the Effective Date, Executive shall be removed as President of Newpark Mats but shall continue to be employed as a Vice President of the Company (although not an “officer” for reporting purposes under Section 16 of the 1934 Securities Exchange Act) consistent with Section 2 of this Amendment. The provisions of Section 1.1 of the Employment Agreement as well as any other provisions of the Employment Agreement providing that the Executive shall be President of Newpark Mats are no longer effective and the Employment Agreement shall be interpreted consistently with his removal as President of Newpark Mats and continued employment pursuant to this Amendment.
(b) Section 1.2 of the Employment Agreement concerning the compensation and benefits to be provided to Executive shall be considered amended consistent with the provisions of Section 2 of this Amendment.
(c) Executive agrees that for all purposes of the Employment Agreement, the actions contemplated by this Amendment including, without limitation, the removal of Executive as President of Newpark Mats and the amendments to his compensation, shall not constitute Good Reason under the terms of Section 3.10(b) of the Employment Agreement. Executive further agrees that if Executive returns to full-time employment of the Company in a capacity other than President of Newpark Mats, such action shall not constitute Good Reason under the Employment Agreement.
(d) Except as otherwise provided herein, the Employment Agreement shall remain in full force and effect as originally written.
4. Miscellaneous.
(a) This Amendment may be executed in any number of counterparts with the same effect as if all the parties herein signed the same document. All counterparts shall be construed together and shall constitute one agreement.

(b) This Amendment shall be governed by and construed in accordance with the laws of the State of Texas for all purposes and in all respects, without regard to the conflict of law provisions of such state.
IN WITNESS WHEREOF, the parties have executed this Amendment to Employment Agreement on February 5, 2008 but effective for all purposes as of the Effective Date.

NEWPARK RESOURCES, INC.

By:	/s/ Mark J. Airola

Name:	Mark J. Airola
Title:	Vice President, General Counsel and Chief Administrative Officer

/s/ Sean Mikaelian

Sean Mikaelian